

July 8, 2021

Carsten Falk
Chief Executive Officer
Wikisoft Corp.
315 Montgomery Street
San Francisco, CA 94104

      Re: Wikisoft Corp.
          Registration Statement on Form S-1
          Filed June 15, 2021
          File No. 333-257108

Dear Mr. Falk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 15, 2021

General

1.   We note that you are registering shares of your common stock to be issued to Triton Funds LP, which has agreed to accept the shares under the Purchase Agreement. Based upon the current disclosure, it appears that offers and sales of your securities may have occurred prior to the filing of the registration statement. If such offers or sales have already occurred, please revise your offering to cover the resale of such shares, and provide us with an analysis detailing the exemption relied upon for the initial offer and sale. Please note that if you intend to register the resale of your shares, the private placement of the common stock must be completed before the filing of your registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretations 134.02 and 134.03.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Doney